SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    1)*

United Online, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

911268 10 0

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911268 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 152,466 This includes 102,474 shares held by Shaw Family Trust V. David E. Shaw is the trustee of Shaw Family Trust V and disclaims beneficial ownership of shares owned by it.

6.

Shared Voting Power
81,141
This consists of (i) 1,540 shares held by D.E. Shaw & Co., Inc., and (ii) 79,601 shares held by D.E. Shaw & Co., L.P.  D.E. Shaw & Co., Inc., which is wholly-owned by David E. Shaw, is the general partner of D.E. Shaw & Co., L.P.  David E. Shaw disclaims beneficial ownership of the shares help by D.E. Shaw & Co., L.P.

	7.	Sole Dispositive Power 152,466 This includes 102,474 shares held by Shaw Family Trust V. David E. Shaw is the trustee of Shaw Family Trust V and disclaims beneficial ownership of shares owned by it.

8.

Shared Dispositive Power
81,141
This consists of (i) 1,540 shares held by D.E. Shaw & Co., Inc., and (ii) 79,601 shares held by D.E. Shaw & Co., L.P.  D.E. Shaw & Co., Inc., which is wholly-owned by David E. Shaw, is the general partner of D.E. Shaw & Co., L.P.  David E. Shaw disclaims beneficial ownership of the shares help by D.E. Shaw & Co., L.P.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,607

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.57%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 911268 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shaw Family Trust V 13-7191043

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 102,474

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 102,474

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,474

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.25%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
(a)	Name of Issuer
United Online, Inc.

(b)	Address of Issuer's Principal Executive Offices
2555 Townsgate Road, Westlake Village, California 91361

Item 2.
(a)	Name of Person Filing
David E. Shaw and Shaw Family Trust V

(b)	Address of Principal Business Office or, if none, Residence
The business address for both filers is 120 West 45th Street, New York, New York 10036.

(c)	Citizenship
David E. Shaw: United States citizen Shaw Family Trust V: a trust organized under the laws of the State of New York

(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share

(e)	CUSIP Number
911268 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
See items 5-11 of the cover sheets hereto, which reflect ownership as of December 31, 2002.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2003
Date
/s/ DAVID E. SHAW
Signature
David E. Shaw
Name/Title

SHAW FAMILY TRUST V

/s/ DAVID E. SHAW
Signature
David E. Shaw, Trustee
Name/Title